UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-l(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No._)*

NextNav Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65345N106

(CUSIP Number)

October 28, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 65345N106

1.	NAME OF REPORTING PERSONS Telcom LMS Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,226,021(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,226,021(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,226,021(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%(2)
12.	TYPE OF REPORTING PERSON OO

(1) Telcom LMS Holdings, LLC (“Telcom”) received 9,226,021 shares of common stock, par value $0.0001 per share (the “Shares”) from NextNav Inc. (the “Issuer”) on October 28, 2021, following the completion of the transactions contemplated by the Agreement and Plan of Merger dated as of June 9, 2021, by and among the Issuer, Spartacus Acquisition Corporation, NextNav Holdings, LLC and the other parties thereto.

(2) The percentages reported in this Schedule 13G are based upon 95,475,334 Shares outstanding as of October 29, 2021 (according to the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on November 2, 2021).

CUSIP: 65345N106

1.	NAME OF REPORTING PERSONS Neera Singh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,226,021(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,226,021(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,226,021(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON IN

(1) A majority of the units of Telcom are held by various trusts as to which the sole trustee is Mrs. Neera Singh. Mrs. Singh, as trustee, can, along with her husband Dr. Rajendra Singh, exercise voting and investment control over all the Shares held by Telcom and may, along with her husband, Dr. Singh, be deemed to have beneficial ownership over all those Shares. Mrs. Singh disclaims beneficial ownership of the securities reported herein, except to the extent of her pecuniary interest therein.

CUSIP: 65345N106

1.	NAME OF REPORTING PERSONS Rajendra Singh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,226,021(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,226,021(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,226,021(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON IN

(1) Dr. Rajendra Singh may be deemed a beneficial owner of the Shares as a result of his role as Telcom’s president and his power to nominate a majority of the members of Telcom’s board of managers. Along with his wife, Mrs. Neera Singh, Dr. Singh has voting and dispositive power of the Shares being reported in this Schedule 13G. Mr. Singh disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

CUSIP: 65345N106

Item 1(a).	Name of Issuer: NextNav Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1775 Tysons Blvd., 5th Floor, McLean, VA 22102 .

Item 2(a).	Name of Person Filing: Telcom LMS Holdings, LLC (“Telcom”) Mrs. Neera Singh Dr. Rajendra Singh (Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Telcom is 701 Brickell Avenue, Suite 1700, Miami, Florida 33131.

The address for Mrs. and Dr. Singh is 23 Indian Creek Island Road, Indian Creek Village, FL 33154-2901.

Item 2(c).	Citizenship: Telcom is organized as a limited liability company under the laws of the State of Delaware. Mrs. Singh and Dr. Singh are both U.S. citizens residing in the State of Florida.

Item 2(d).	Title of Class of Securities. Common stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number: 65345N106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-l(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. The percentages reported therein are based upon 95,475,334 Shares outstanding as of October 29, 2021 (according to the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on November 2, 2021).

CUSIP: 65345N106

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

A majority of the units of Telcom are held by various trusts as to which the sole trustee is Mrs. Singh. Dr. Singh is the president of Telcom and has the power to nominate the majority of its board of managers. Mrs. Singh and Dr. Singh collectively may be deemed to beneficially own the Shares but the filing of this Schedule 13G should not be construed as an admission that either Mrs. Singh or Dr. Singh is, for purposes of Sections 13(d) or 13(g) of the Act, a beneficial owner of any of the Shares covered by this Schedule 13G.

As such, Mrs. Singh and Dr. Singh disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP: 65345N106

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of November, 2021.

Telcom LMS Holdings, LLC

By:	/s/ Rajendra Singh
Rajendra Singh, President

Neera Singh

By:	/s/ Neera Singh

Rajendra Singh

By:	/s/ Rajendra Singh

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement